Laredo Mining Inc.
                                 1426 Cole Lane
                                Upland, CA 91784
                      Phone (909)556-1597 Fax (303)200-8518


April 22, 2009

Mr. John Lucas
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Laredo Mining Inc.
    Post-Effective Amendment No. 1 to Form S-1
    File Number:  333-153168

Dear Mr. Lucas:

Thank you for your response to our filing of the post-effective amendment to our registration statement. We have amended the filing and noted below are the changes we have made.

Post-Effective Amendment No. 1 to Form S-1

General

     1. Our post-effective amendment is substantially identical to the disclosure in our effective registration statement in that the company has had limited operating activities due to the funds from the offering being required in order to proceed with our business plans. We have updated our disclosure to take account of any material developments that have occurred since the registration statement was declared effective on September 9, 2008. We have updated the disclosure in "Available Information" and "Certain Relationships and Related Transactions" in this regard.

Prospectus Cover Page

     2. We have revised to read the "original offering of shares began on September 9, 2008 and was to end on March 7, 2009".

Available Information

     3. We have revised the disclosure to reflect that we are currently obligated to file Exchange Act reports and identified our three quarterly filings as additional sources of information.

Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and November 30, 2008

     4. We confirm that we will comply with your comments in all future filings regarding the Controls and Procedures section of the Form 10-Q. The following is an example of the disclosure that was used in our quarterly filing for the period ended February 28, 2009:

                               Laredo Mining Inc.
                                 1426 Cole Lane
                                Upland, CA 91784
                      Phone (909)556-1597 Fax (303)200-8518


          EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is accumulated and communicated to our management, including our principal executive and financial officer, recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, particularly during the period when this report was being prepared.

          CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

          There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter ended February 28, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Controls and Procedures

     5. We will revise to read ..."Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is accumulated and communicated to our management, including our principal executive and financial officer to allow timely decisions regarding required disclosure and are recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, particularly during the period when this report was being prepared.

     6. As noted in our response to comment 4, as of our February 28, 2009 quarterly filing we have revised the disclosure to state whether there were any changes to our internal control over financial reporting and stated the period covered by the report.

Exhibit 31

     7. Beginning with our Form 10-Q for the fiscal quarter ended February 28, 2009 as filed on April 3, 2009 we have used the exact form of certification in Item 601(b)(31) of Regulation S-K and will do so in all future filings.

Sincerely,


/s/ Nancy L. Farrell
---------------------------------
Nancy L. Farrell
President, CEO & Director